UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

SENESCO TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

817208507
(CUSIP Number)
Steven D. Rubin 4400 Biscayne Boulevard Miami, Florida 33137 (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817208507	13D	Page 2 of 8 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Phillip Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	X
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
1,563,816(1)(2)
9	sole dispositive power
0
10	shared dispositive power
1,563,816(1)(2)
11	aggregate amount beneficially owned by each reporting person
1,563,816(1)(2)
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	X

13	percent of class represented by amount in row (11)
11.3%(3)
14	type of reporting person*
IN

1.	Includes 1,563,170 shares of Common Stock (as defined below) and warrants to purchase 646 shares of Common Stock with an exercise price of $2 per share and an expiration date of September 30, 2016 (the “Series FD Warrants”) held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. In addition Frost Gamma Investments Trust holds additional warrants to purchase 1,130,603 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of shares of Common Stock and Series FD Warrants held by the Filing Person.

2.	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

3.	If not for the Blocker, the Filing Persons would own in excess of 11.3% of the outstanding shares of Common Stock, based upon approximately 13,811,361 shares of Common Stock outstanding as of May 16, 2014.

CUSIP No. 817208507		13D	Page 3 of 8 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X
(b)

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		citizenship or place of organization
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
1,563,816(1)
	9	sole dispositive power
0
	10	shared dispositive power
1,563,816(1)
11		aggregate amount beneficially owned by each reporting person
1,563,816(1)
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)*

13		percent of class represented by amount in row (11)
11.3%(2)
14		type of reporting person*
OO

1.	Includes 1,563,170 shares of Common Stock (as defined below) and warrants to purchase 646 shares of Common Stock with an exercise price of $2 per share and an expiration date of September 30, 2016 (the “Series FD Warrants”) held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. In addition Frost Gamma Investments Trust holds additional warrants to purchase 1,130,603 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of shares of Common Stock and Series FD Warrants held by the Filing Person.

2.	If not for the Blocker, the Filing Persons would own in excess of 11.3% of the outstanding shares of Common Stock, based upon approximately 13,811,361 shares of Common Stock outstanding as of May 16, 2014.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Senesco Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 721 Route 202-206, Suite 130, Bridgewater, New Jersey 08807.

Item 2. Identity and Background

(a) This statement is filed on behalf of Frost Gamma Investments Trust (the “Trust”) and Dr. Phillip Frost (together with the Trust, the “Filing Persons”).

(b) The Filing Persons’ principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(c) Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware. The principal business of the Trust is to invest in securities.

(d) During the last five years, the Filing Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Dr. Frost is a citizen of the United States of America and Frost Gamma Investments Trust was organized in the state of Florida.

Item 3. Source and Amount of Funds or Other Consideration

May 16, 2014 Merger Agreement

On May 16, 2014 (the “Closing Date”), the Issuer acquired Fabrus, Inc., a Delaware corporation (“Fabrus”), pursuant to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of the Closing Date, by and among the Issuer, Senesco Fab Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”) and Fabrus.

Pursuant to the terms of the Merger Agreement, at the effective time of the merger (the “Merger”), Merger Sub merged with and into Fabrus, with Fabrus surviving the merger as a wholly-owned subsidiary of the Issuer. In accordance with the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of Merger Sub was automatically converted into one share of common stock of the surviving company and each issued and outstanding share of common stock of Fabrus was cancelled and automatically converted into the right to receive a pro rata portion of the transaction consideration.

In connection with the Merger, the Trust received (i) 896,504 shares of Common Stock, (ii) warrants to purchase 211,626 shares of Common Stock with an exercise price of $3 per share and an expiration date of June 16, 2014 (the “Series FA Warrants”), (iii) warrants to purchase 6,927 shares of Common Stock with an exercise price of $4 per share and an expiration date of June 16, 2014 (the “Series FB Warrants”), (iv) warrants to purchase 233,696 shares of Common Stock with an exercise price of $4 per share and an expiration date of December 16, 2016 (the “Series FC Warrants”), (v) 646 Series FD Warrants and (vi) warrants to purchase 11,688 shares of Common Stock with an exercise price of $2 per share and an expiration date of May 16, 2019 (the “Series FE Warrants”, and collectively with the Series FA Warrants, Series FB Warrants, Series FC Warrants and Series FD Warrants, the “Warrants”).

The Series FA Warrants, Series FB Warrants, Series FC Warrants and Series FE Warrants each contain the Blocker provision described above.

In addition, upon the closing of the Merger, Dr. Phillip Frost, the trustee of the Trust, was appointed to serve on the board of directors of the Issuer.

The Merger Agreement and the forms of the Warrants are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Merger Agreement and the Warrants, does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the exhibits.

The securities described above were issued pursuant to the terms of a Merger Agreement among the Issuer, a subsidiary of the Issuer and a third party. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4. Purpose of Transaction

The Filing Persons acquired the securities described above for investment purposes. Depending on market conditions, the Filing Persons may dispose of or acquire additional shares of the Issuer. The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to their investment in the Issuer.

The Filing Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Filing Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Filing Persons’ general investment policies and other factors, the Filing Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions). There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

Other than as described herein, none of the Filing Persons, has any plans that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Trust is the beneficial owner of 1,563,816 shares of the Issuer’s Common Stock, representing 11.3% of the Issuer’s shares of Common Stock outstanding (based upon 13,811,361 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on May 9, 2014 and as supplemented in the Issuer’s Form 8-K filed on May 19, 2014). Such 1,563,816 shares of Common Stock include: (i) 1,563,170 shares of Common Stock and (ii) warrants to purchase 646 shares of Common Stock that are exercisable within 60 days of the date of this filing. By virtue of Dr. Frost’s status as trustee of the Trust, he may be deemed the beneficial owner of the shares of Issuer’s securities held by the Trust.

(b)	The Filing Persons share voting and dispositive power over the 1,563,816 shares of the Issuer’s Common Stock held by the Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(c)	During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)	To the best knowledge of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 1	Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of May 16, 2014, by and among Senesco Technologies, Inc., Senesco Fab Acquisition Corporation and Fabrus, Inc. (Incorporated by reference to Exhibit 2.1 of Senesco Technologies, Inc. current report on Form 8-K filed on May 19, 2014).

Exhibit 2	Form of Series FA Warrant. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K filed on May 19, 2014).

Exhibit 3	Form of Series FB Warrant. (Incorporated by reference to Exhibit 4.2 of Senesco Technologies, Inc. current report on Form 8-K filed on May 19, 2014).

Exhibit 4	Form of Series FC Warrant. (Incorporated by reference to Exhibit 4.3 of Senesco Technologies, Inc. current report on Form 8-K filed on May 19, 2014).

Exhibit 5	Form of Series FD Warrant. (Incorporated by reference to Exhibit 4.4 of Senesco Technologies, Inc. current report on Form 8-K filed on May 19, 2014).

Exhibit 6	Form of Series FE Warrant. (Incorporated by reference to Exhibit 4.5 of Senesco Technologies, Inc. current report on Form 8-K filed on May 19, 2014).

Exhibit 99.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost, M.D.
Dated: May 29, 2014	Phillip Frost, M.D.

Dated: May 29, 2014	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

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